DC

39 368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02010978

NO ACT
P.E 1-16-02
1-09225

January 17, 2002

Steven E. Suckow
Associate General Counsel
H.B. Fuller Company
World Headquarters
1200 Willow Lake Boulevard
St. Paul, MN 55110-5132

Act 1934
Section
Rule 14A-8
Public Availability 1-17-2002

Re: H.B. Fuller Company

Dear Mr. Suckow:

This is in regard to your letter dated January 16, 2002 concerning the shareholder proposal submitted by Domini Social Investments for inclusion in H.B. Fuller's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that H.B. Fuller therefore withdraws its December 10, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

cc: Adam Kanzer
General Counsel
Domini Social Investments
538 Broadway, 7th Floor
New York, NY 10012-3915

H.B. Fuller Company
Corporate Headquarters

Office: 1200 Willow Lake Boulevard
St. Paul, MN 55110-5101
Mail: P.O. Box 64683
St. Paul, MN 55164-0683
Facsimile: (651) 236-5800

LAW DEPARTMENT
Richard C. Baker (651) 236-5814
Laurie L. Anderson (651) 236-5812
Joel D. Hedberg (651) 236-5835
Susan D. Mussell (651) 236-5216
Steven E. Suckow (651) 236-5867

DEC 12 2001 Via Fed Ex

December 10, 2001

Securities and Exchange Commission
450 Fifth St. NW
Washington, D.C. 20549

RE: Shareholder Proposal

Dear Sir or Madam:

As required by Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended, we hereby notify the Commission of the intent of H.B. Fuller Company, a Minnesota corporation ("Company"), to exclude a proposal by Domini Social Investments from the Company's proxy materials for its Annual Meeting of Shareholders to be held on April 18, 2002. As required by Rule 14a-8(j)(2)(ii), the Company believes it may exclude the proposal on the following basis:

> Pursuant to Rule 14a-8(i)(12), the Company may exclude a proposal if it deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the Company's proxy materials within the preceding five calendar years and certain numerical shareholder vote "thresholds" have not been met. Enclosed with this letter are excerpts from the Company's proxy statements for its Annual Meetings held in 2001, 2000, 1999, 1998 and 1997. Also enclosed for your reference is a copy of Domini Social Investments proposal for 2002. As you'll note from these excerpts, this year's proposal is substantially similar to the proposals submitted by Domini Social Investments in 2001, 2000, 1999, 1998 and 1997. In each of those years, such a proposal received a "FOR" vote of less than 10 percent of the shares present and voting at the meeting. In 2001, Domini's proposal received less than five percent.

Based upon the above, the Company has determined to exclude the proposal of Domini Social Investments from the proxy materials prepared for the Company's 2002 Annual Meeting of Shareholders.

A copy of this notice is being provided simultaneously with this submission to Adam Kanzer, General Counsel, Domini Social Investments.

Should you have any questions concerning this matter, please contact Richard C. Baker, Vice President, General Counsel and Corporate Secretary or the undersigned.

Very truly yours,

Steven E. Suckow
Associate General Counsel and
Assistant Secretary

SS/kac

cc: Adam Kanzer (w/enclosures)
Richard C. Baker

H.B. Fuller
DIVEST FROM INVOLVEMENT IN TOBACCO

WHEREAS: H.B. Fuller has been acknowledged to be at the forefront among corporations in the U.S. that act in a socially responsible manner;

H.B. Fuller has been lauded in particular for its community involvement and endorsement of the CERES Principles, a ten-point code for corporate environmental performance and accountability;

We believe this strong reputation is undermined by Fuller's involvement in the tobacco industry. Our Company sells adhesives that glue the filter to the cigarette and the paper together thus making the manufacture of cigarettes possible. Our Company profits from a product that endangers global health;

Our Company boasts in tobacco industry journals that "In the world of cigarettes, we speak many languages," and markets its product worldwide under the slogan, "However you say 'cigarette adhesives,' H.B. Fuller understands";

Increasingly, studies show carcinogens develop when additives added to tobacco are smoked. Our Company has not published independent studies showing what happens when our adhesives are combusted, thus leaving us open to potential litigation;

In 2001 a federal court ruled that states have a right to list the ingredients used in manufacturing cigarettes. We believe such a decision opens up our company to be challenged not only to list ingredients used in our made-for-tobacco adhesives, but also what happens when these are combusted;

The net of liability related to tobacco manufacture has been extended to manufacturers of intermediate goods sold to the industry. For instance, Kimberly-Clark, although not a cigarette manufacturer, was sued by West Virginia for its participation in the tobacco chain. In response to shareholder concerns and because it felt that its involvement in tobacco was "not compatible" with the rest of its operations, Kimberly Clark spun off its tobacco-related entities;

Pfizer has made a decision not to sell its products (ranging from herbicides for tobacco plants to additives for cigarettes) to any tobacco-related entity.

BE IT RESOLVED: the shareholders request the Board of Directors to make a policy not to sell its adhesives to any tobacco-related entity when they will be used for the production of cigarettes or other tobacco products until it can be shown that tobacco, if used as intended in cigarettes and smokeless tobacco, is not detrimental to health.

Supporting Statement

With plants in 41 countries, H.B. Fuller plays an important role in the worldwide tobacco industry. To date, it has refused to make public the extent of its involvement in the tobacco industry or address the potential risks involved. Consequently, we believe as shareholders it is best for the Company to extricate itself from any involvement in tobacco. Please support this resolution by voting YES.

H.B. Fuller Company
Corporate Headquarters

Office: 1200 Willow Lake Boulevard
St. Paul, Minnesota 55110-5101
Mail: P.O. Box 64683
St. Paul, Minnesota 55164-0683
Phone: (651) 236-5900

Dear Shareholder:

We are pleased to invite you to the H.B. Fuller Company 2001 Annual Meeting of Shareholders to be held beginning at 2:00 p.m. on Thursday, April 19, 2001, at the Science Museum of Minnesota, 120 West Kellogg Boulevard, Saint Paul, Minnesota.

In addition to the items of business set forth in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, we will report on the current activities of the Company and there will be an opportunity to discuss matters of interest to you as a shareholder.

We sincerely hope you will be able to attend our Annual Meeting. However, whether or not you plan to attend, please vote your shares by completing the proxy to assure that your shares are represented at the Annual Meeting.

We look forward to seeing you at the Annual Meeting.

Sincerely,

ALBERT P.L. STROUCKEN
Chairman of the Board, President and
Chief Executive Officer

March 9, 2001

Audit Fees

Audit fees billed or expected to be billed to the Company by PricewaterhouseCoopers LLP for the audit of the Company's financial statements for the fiscal year ended December 2, 2000 and for reviews of the Company's financial statements included in the Company's quarterly reports on Form 10-Q for the last fiscal year totaled $922,722.

Financial Information Systems Design and Implementation Fees

There were no services provided by PricewaterhouseCoopers LLP for the design and implementation of financial information systems during the last fiscal year.

All Other Fees

Fees billed or expected to be billed to the Company by PricewaterhouseCoopers LLP for all other non-audit services, including tax-related services, provided during the last fiscal year totaled $1,934,000.

PROPOSAL 2
RATIFICATION OF APPOINTMENT OF AUDITORS

The Board of Directors of the Company has appointed PricewaterhouseCoopers LLP, independent certified public accountants, to be the Company's auditors for the fiscal year ending December 1, 2001. PricewaterhouseCoopers LLP served as the Company's auditors for the fiscal year ended December 2, 2000. If the Board of Directors' appointment of auditors is not ratified by the shareholders, the Board of Directors intends to reconsider that appointment. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting and will have the opportunity to make a statement if he or she desires to do so and to respond to appropriate questions from shareholders. Proxies will be voted in favor of ratification of the appointment of the auditors unless otherwise specified.

The affirmative vote of a majority of the combined voting power of the Common Stock and the Series A Preferred Stock represented and entitled to vote at the Annual Meeting is required to approve the shareholder proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP

PROPOSAL 3
SHAREHOLDER PROPOSAL

Domini Social Investments LLC has stated its intention to submit the following proposal at the Annual Meeting. The Company will promptly furnish the address and the number of shares held by the proponent to each person requesting such information orally or in writing.

The Board of Directors has carefully considered this proposal and has concluded that its adoption would not be in the best interests of the Company or its shareholders. Proxies solicited by the Board of Directors will be voted AGAINST the shareholder proposal, unless shareholders specify a contrary choice on their proxies.

The affirmative vote of a majority of the combined voting power of the Common Stock and the Series A Preferred Stock represented and entitled to vote at the Annual Meeting is required to approve the shareholder proposal.

The Proposal

"WHEREAS: H.B. Fuller has been acknowledged to be a leader among U.S. corporations which act in a socially and environmentally responsible manner. The company has been lauded in particular for its community involvement and endorsement of the CERES Principles, a ten-point code for corporate environmental performance and accountability.

We believe that Fuller's reputation is undermined by its involvement in the tobacco industry. Our Company sells adhesives which glue cigarette paper together as well as filters to cigarettes thus making the manufacture of cigarettes possible. Our Company profits from a product that endangers global health.

Our Company boasts in tobacco industry journals that "In the world of cigarettes, we speak many languages," and markets its product worldwide under the slogan, "However you say "cigarette adhesives," H.B. Fuller understands."

Increasingly, studies show carcinogens develop when various tobacco additives are smoked. Our Company has not published any independent studies showing what happens when our adhesives are smoked which leaves H.B. Fuller open to potential litigation.

The net of liability related to tobacco manufactures has been extended to manufacturers of intermediate goods sold to the industry. For instance, Kimberly-Clark, although not a cigarette manufacturer, was sued by West Virginia for its participation in the tobacco chain. In response to shareholder concerns and because it felt that its involvement in tobacco was "not compatible" with the rest of its operations, Kimberly Clark spun off its tobacco-related entities.

Pfizer has made a decision not to sell its products (ranging from herbicides for tobacco plant additives for cigarettes) to any tobacco-related entity. Other companies have done likewise. We believe it would also be in H.B. Fuller's best interest to end adhesive sales for cigarettes.

BE IT RESOLVED: the shareholders request the Board of Directors adopt a policy not to sell its adhesives to any tobacco-related company when they will be used for the production of cigarettes or other tobacco products until it can be shown that tobacco, if used as intended in cigarettes and smokeless tobacco, is not detrimental to health.

Supporting Statement

With plants in 41 countries, H.B. Fuller plays an important role in the worldwide tobacco industry. The Company's involvement in the tobacco industry potentially exposes it to unnecessary financial, legal and health risks. Consequently, as shareholders we believe it is best for the Company to extricate itself from any involvement in the tobacco industry. Please support this resolution by voting YES."

The Response of the Board of Directors

On a continuing basis, the Company is faced with making decisions that balance differing and often conflicting values and objectives. After thoughtfully and carefully considering the implications of the shareholder proposal to the Company's constituencies—its customers, employees, shareholders and the communities in which the Company operates—the Board of Directors believes the Company should not adopt the resolution as proposed.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *AGAINST* THE SHAREHOLDER PROPOSAL

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors to file initial reports of ownership, and reports of changes in ownership of securities of the Company, with the Securities and Exchange Commission. Executive officers and directors are required by applicable regulations to furnish the Company with copies of all such forms. Based solely on a review of the copies of such forms received by it and written representations from the Company's executive officers and directors, the Company believes that, during the fiscal year ended December 2, 2000, its executive officers and directors complied with all Section 16(a) filing requirements.

OTHER MATTERS

The Board of Directors does not know of any other business to be presented for consideration at the Annual Meeting. If any other business does properly come before the Annual Meeting, the persons named as proxies in the enclosed proxy will vote in accordance with their best judgment as to the best interests of the Company.

SHAREHOLDER PROPOSALS FOR THE 2002 ANNUAL MEETING

Any shareholder proposals intended for the Company's Annual Meeting to be held in 2002 that are requested to be included in the Company's Proxy Statement must be received at the principal executive offices of the Company by the close of business on November 9, 2001.

Any other shareholder proposals to be presented at the Company's Annual Meeting to be held in 2002 must be given in writing to the Chief Executive Officer or Chief Financial Officer of the Company and received at the principal executive offices of the Company by the close of business on November 9, 2001. The proposal must contain the specific information required by the Company's Bylaws, a copy of which may be obtained by writing to the Secretary of the Company.

Richard C. Baker
Secretary

Dated: March 9, 2001

H.B. Fuller Company
World Headquarters

Office: 1200 Willow Lake Boulevard
St. Paul, Minnesota 55110-5101
Mail: P.O. Box 64683
St. Paul, Minnesota 55164-0683
Phone: (651) 236-5900

Dear Shareholder:

We are pleased to invite you to the H.B. Fuller Company 2000 Annual Meeting of Shareholders to be held beginning at 2:00 p.m. on Thursday, April 20, 2000, at RiverCentre, 175 West Kellogg Boulevard, Saint Paul, Minnesota.

In addition to the items of business set forth in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, we will report on the current activities of the Company and there will be an opportunity to discuss matters of interest to you as a shareholder.

We sincerely hope you will be able to attend our Annual Meeting. However, whether or not you plan to attend, please vote your shares by completing the proxy to assure that your shares are represented at the Annual Meeting.

Whether or not you plan to attend the meeting, please mark, sign and date your proxy card and return it promptly in the enclosed envelope, which requires no postage if mailed in the United States, or vote your proxy by telephone as directed on your proxy card.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Al [signature]

ALBERT P.L. STROUCKEN
Chairman of the Board, President and
Chief Executive Officer

March 10, 2000

Duration and Amendment. The Company reserves the right to amend, alter or wholly revise the Plan at any time, including the right to completely terminate the Plan and distribute the benefits payable under the Plan to the participants in the Plan. No amendment will reduce the benefits credited to any participant's account as of the date of such amendment.

Vote Required for Approval

The affirmative vote of a majority of the combined voting power of the Common Stock and Series A Preferred Stock represented and entitled to vote at the Annual Meeting is required for approval of the Plan. Proxies solicited by the Board of Directors will be voted FOR the approval of the Plan, unless shareholders specify a contrary choice in their proxies.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE APPROVAL OF THE KEY EMPLOYEE DEFERRED COMPENSATION PLAN

SHAREHOLDER PROPOSAL

Domini Social Investments LLC has stated its intention to submit the following proposal at the Annual Meeting. The Company will promptly furnish the address and the number of shares held by the proponent to each person requesting such information orally or in writing.

The Board of Directors has carefully considered this proposal and has concluded that its adoption would not be in the best interests of the Company or its shareholders. Proxies solicited by the Board of Directors will be voted AGAINST the shareholder proposal, unless shareholders specify a contrary choice on their proxies.

The affirmative vote of a majority of the combined voting power of the Common Stock and the Series A Preferred Stock represented and entitled to vote at the Annual Meeting is required to approve the shareholder proposal.

The Proposal

"WHEREAS: H.B. Fuller has been acknowledged to be a leader among U.S. corporations which act in a socially and environmentally responsible manner. The company has been lauded in particular for its community involvement and endorsement of the CERES Principles, a ten-point code for corporate environmental performance and accountability.

We believe that Fuller's reputation is undermined by its involvement in the tobacco industry. Our Company sells adhesives which glue cigarette paper together as well as filters to cigarettes thus making the manufacture of cigarettes possible. Our Company profits from a product that endangers global health.

Our Company boasts in tobacco industry journals that "In the world of cigarettes, we speak many languages," and markets its product worldwide under the slogan, "However you say "cigarette adhesives," H.B. Fuller understands."

Increasingly, studies show carcinogens develop when various tobacco additives are smoked. Our Company has not published any independent studies showing what happens when our adhesives are smoked which leaves H.B. Fuller open to potential litigation.

The net of liability related to tobacco manufactures has been extended to manufacturers of intermediate goods sold to the industry. For instance, Kimberly-Clark, although not a cigarette manufacturer, was sued by West Virginia for its participation in the tobacco chain. In response to shareholder concerns and because it felt that its involvement in tobacco was "not compatible" with the rest of its operations, Kimberly Clark spun off its tobacco-related entities.

Pfizer has made a decision not to sell its products (ranging from herbicides for tobacco plant additives for cigarettes) to any tobacco-related entity. Other companies have done likewise. We believe it would also be in H.B. Fuller's best interest to end adhesive sales for cigarettes.

BE IT RESOLVED: the shareholders request the Board of Directors adopt a policy not to sell its adhesives to any tobacco-related company when they will be used for the production of cigarettes or other tobacco products until it can be shown that tobacco, if used as intended in cigarettes and smokeless tobacco, is not detrimental to health.

Supporting Statement

With plants in 41 countries, H.B. Fuller plays an important role in the worldwide tobacco industry. The Company's involvement in the tobacco industry potentially exposes it to unnecessary financial, legal and health risks. Consequently, as shareholders we believe it is best for the Company to extricate itself from any involvement in the tobacco industry. Please support this resolution by voting YES."

The Response of the Board of Directors

On a continuing basis, the Company is faced with making decisions that balance differing and often conflicting values and objectives. After thoughtfully and carefully considering the implications of the shareholder proposal to the Company's constituencies—its customers, employees, shareholders and the communities in which the Company operates—the Board of Directors believes the Company should not adopt the resolution as proposed.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *AGAINST* THE SHAREHOLDER PROPOSAL

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors to file initial reports of ownership, and reports of changes in ownership of securities of the Company, with the Securities and Exchange Commission (the "SEC"). Executive officers and directors are required by SEC regulations to furnish the Company with copies of all such forms. Based solely on a review of the copies of such forms received by it and written representations from the

H.B. Fuller Company
World Headquarters

Office: 1200 Willow Lake Boulevard
St. Paul, Minnesota 55110-5101
Mail: P.O. Box 64683
St. Paul, Minnesota 55164-0683
Phone: (651) 236-5900

Dear Shareholder:

We are pleased to invite you to the H.B. Fuller Company 1999 Annual Meeting of Shareholders to be held beginning at 3:00 p.m. on Thursday, April 15, 1999, at RiverCentre, 175 West Kellogg Boulevard, Saint Paul, Minnesota.

In addition to the items of business set forth in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, we will report on the current activities of the Company and there will be an opportunity to discuss matters of interest to you as a shareholder.

We sincerely hope you will be able to attend our Annual Meeting. However, whether or not you plan to attend, please sign and return the enclosed proxy card to assure that your shares are represented at the Annual Meeting.

We look forward to seeing you at the Annual Meeting.

Sincerely,

ANTHONY L. ANDERSEN
Chair—Board of Directors

March 5, 1999

RATIFICATION OF APPOINTMENT OF AUDITORS

The Board of Directors of the Company has appointed PricewaterhouseCoopers LLP, independent certified public accountants, to be the Company's auditors for the fiscal year ending November 27, 1999. PricewaterhouseCoopers LLP served as the Company's auditors for the fiscal year ended November 28, 1998. If the Board of Directors' appointment of auditors is not ratified by the shareholders, the Board of Directors intends to reconsider that appointment. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting and will have the opportunity to make a statement if he or she desires to do so and to respond to appropriate questions from shareholders. Proxies will be voted in favor of ratification of the appointment of the auditors unless otherwise specified.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP

SHAREHOLDER PROPOSAL

Domini Social Investments LLC has stated its intention to submit the following proposal at the Annual Meeting. The Company will promptly furnish the address and the number of shares held by the proponent to each person requesting such information orally or in writing.

The Board of Directors has carefully considered this proposal and has concluded that its adoption would not be in the best interests of the Company or its shareholders. Proxies solicited by the Board of Directors will be voted AGAINST the shareholder proposal, unless shareholders specify a contrary choice on their proxies.

The affirmative vote of a majority of the combined voting power of the Common Stock and the Series A Preferred Stock represented and entitled to vote at the Annual Meeting is required to approve the shareholder proposal.

The Proposal

"WHEREAS: H.B. Fuller has been acknowledged to be a leader among U.S. corporations which act in a socially and environmentally responsible manner. The company has been lauded in particular for its community involvement and endorsement of the CERES Principles, a ten-point code for corporate environmental performance and accountability.

We believe that Fuller's reputation is undermined by its involvement in the tobacco industry. Our Company sells adhesives which glue cigarette paper together as well as filters to cigarettes thus making the manufacture of cigarettes possible. Our Company profits from a product that endangers global health.

Our Company boasts in tobacco industry journals that "In the world of cigarettes, we speak many languages," and markets its product worldwide under the slogan, "However you say 'cigarette adhesives,' H.B. Fuller understands."

Increasingly, studies show carcinogens develop when various tobacco additives are smoked. Our Company has not published any independent studies showing what happens when our adhesives are smoked which leaves H.B. Fuller open to potential litigation.

The net of liability related to tobacco manufactures has been extended to manufacturers of intermediate goods sold to the industry. For instance, Kimberly-Clark, although not a cigarette manufacturer, was sued by West Virginia for its participation in the tobacco chain. In response to shareholder concerns and because it felt that its involvement in tobacco was "not compatible" with the rest of its operations, Kimberly Clark spun off its tobacco-related entities.

Pfizer has made a decision not to sell its products (ranging from herbicides for tobacco plant additives for cigarettes) to any tobacco-related entity. Other companies have done likewise. We believe it would also be in H.B. Fuller's best interest to end adhesive sales for cigarettes.

BE IT RESOLVED: the shareholders request the Board of Directors adopt a policy not to sell its adhesives to any tobacco-related company when they will be used for the production of cigarettes or other tobacco products until it can be shown that tobacco, if used as intended in cigarettes and smokeless tobacco, is not detrimental to health.

Supporting Statement

With plants in 41 countries, H.B. Fuller plays an important role in the worldwide tobacco industry. The Company's involvement in the tobacco industry potentially exposes it to unnecessary financial, legal and health risks. Consequently, as shareholders we believe it is best for the Company to extricate itself from any involvement in the tobacco industry. Please support this resolution by voting YES."

The Response of the Board of Directors

On a continuing basis, the Company is faced with making decisions that balance differing and often conflicting values and objectives. After thoughtfully and carefully considering the implications of the shareholder proposal to the Company's constituencies—its customers, employees, shareholders and the communities in which the Company operates—the Board of Directors believes the Company should not adopt the resolution as proposed.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *AGAINST* THE SHAREHOLDER PROPOSAL

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors to file initial reports of ownership, and reports of changes in ownership of securities of the Company, with the Securities and Exchange Commission (the "SEC"). Executive officers and directors are required by SEC regulations to furnish the Company with copies of all such forms. Based solely on a review of the copies of such forms received by it and written representations from the Company's executive officers and directors, the Company believes that, during the fiscal

H.B. Fuller Company
World Headquarters

Office: 1200 Willow Lake Boulevard
St. Paul, Minnesota 55110-5101
Mail: P.O. Box 64683
St. Paul, Minnesota 55164-0683
Phone: (612) 236-5900

Dear Shareholder:

We are pleased to invite you to the H.B. Fuller Company 1998 Annual Meeting of Shareholders to be held beginning at 3:00 p.m. on Thursday, April 16, 1998, at the Regal Minneapolis Hotel, 1313 Nicollet Mall, Minneapolis, Minnesota.

In addition to the items of business set forth in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, we will report on the current activities of the Company and there will be an opportunity to discuss matters of interest to you as a shareholder.

We sincerely hope you will be able to attend our Annual Meeting. However, whether or not you plan to attend, please sign and return the enclosed proxy card to assure that your shares are represented at the Annual Meeting.

We look forward to seeing you at the Annual Meeting.

Sincerely,

ANTHONY L. ANDERSEN
Chair—Board of Directors

March 6, 1998

of Directors—Directors' Compensation." It is intended that the shares would have a 15-year vesting period, subject to Mr. Mitau continuing to serve as a director of the Company during that period. The numbers and types of other awards that will be granted under the 1998 Plan are not determinable as the Committee will make such determinations in its sole discretion.

Vote Required for Approval

The affirmative vote of a majority of the combined voting power of the Common Stock and Series A Preferred Stock represented and entitled to vote at the Annual Meeting is required for approval of the 1998 Plan. Proxies solicited by the Board of Directors will be voted FOR the approval of the 1998 Plan, unless shareholders specify a contrary choice in their proxies.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE APPROVAL OF THE 1998 PLAN

RATIFICATION OF APPOINTMENT OF AUDITORS

The Board of Directors of the Company has appointed Price Waterhouse LLP, independent certified public accountants, to be the Company's auditors for the fiscal year ending November 28, 1998. Price Waterhouse LLP served as the Company's auditors for the fiscal year ended November 29, 1997. If the Board of Directors' appointment of auditors is not ratified by the shareholders, the Board of Directors intends to reconsider that appointment. A representative of Price Waterhouse LLP is expected to be present at the Annual Meeting and will have the opportunity to make a statement if he or she desires to do so and to respond to appropriate questions from shareholders. Proxies will be voted in favor of ratification of the appointment of the auditors unless otherwise specified.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* RATIFICATION OF THE APPOINTMENT OF PRICE WATERHOUSE LLP

SHAREHOLDER PROPOSAL

The Domini Social Equity Fund has stated its intention to submit the following proposal at the Annual Meeting. The Company will promptly furnish the address and the number of shares held by the proponent to each person requesting such information orally or in writing.

The Board of Directors has carefully considered this proposal and has concluded that its adoption would not be in the best interests of the Company or its shareholders. Proxies solicited by the Board of Directors will be voted AGAINST the shareholder proposal, unless shareholders specify a contrary choice on their proxies.

The affirmative vote of a majority of the combined voting power of the Common Stock and the Series A Preferred Stock represented and entitled to vote at the Annual Meeting is required to approve the shareholder proposal.

The Proposal

"WHEREAS: H.B. Fuller has been acknowledged to be a leader among U.S. corporations which act in a socially and environmentally responsible manner. The company has been lauded in particular for its community involvement and endorsement of the CERES Principles, a ten-point code for corporate environmental performance and accountability.

We believe that Fuller's reputation is undermined by its involvement in the tobacco industry. Our Company sells adhesives which glue cigarette paper together as well as filters to cigarettes thus making the manufacture of cigarettes possible. Our Company profits from a product that endangers global health.

Our Company boasts in tobacco industry journals that "In the world of cigarettes, we speak many languages," and markets its product worldwide under the slogan, "However you say 'cigarette adhesives,' H.B. Fuller understands."

Increasingly, studies show carcinogens develop when various tobacco additives are smoked. Our Company has not published any independent studies showing what happens when our adhesives are smoked which leaves H.B. Fuller open to potential litigation.

The net of liability related to tobacco manufactures has been extended to manufacturers of intermediate goods sold to the industry. For instance, Kimberly-Clark, although not a cigarette manufacturer, was sued by West Virginia for its participation in the tobacco chain. In response to shareholder concerns and because it felt that its involvement in tobacco was "not compatible" with the rest of its operations, Kimberly Clark spun off its tobacco-related entities.

Pfizer has made a decision not to sell its products (ranging from herbicides for tobacco plant additives for cigarettes) to any tobacco-related entity. Other companies have done likewise. We believe it would also be in H.B. Fuller's best interest to end adhesive sales for cigarettes.

BE IT RESOLVED: the shareholders request the Board of Directors adopt a policy not to sell its adhesives to any tobacco-related company when they will be used for the production of cigarettes or other tobacco products until it can be shown that tobacco, if used as intended in cigarettes and smokeless tobacco, is not detrimental to health.

Supporting Statement

With plants in 41 countries, H.B. Fuller plays an important role in the worldwide tobacco industry. The Company's involvement in the tobacco industry potentially exposes it to unnecessary financial, legal and health risks. Consequently, as shareholders we believe it is best for the Company to extricate itself from any involvement in the tobacco industry. Please support this resolution by voting YES."

The Response of the Board of Directors

On a continuing basis, the Company is faced with making decisions that balance differing and often conflicting values and objectives. After thoughtfully and carefully considering the implications of the shareholder proposal to the Company's

H.B. Fuller Company
World Headquarters

Office: 1200 Willow Lake Boulevard
St. Paul, Minnesota 55110-5132
Mail: P.O. Box 64683
St. Paul, Minnesota 55164-0683
Phone: 612-415-5900

Dear Shareholder:

We are pleased to invite you to the H.B. Fuller Company 1997 Annual Meeting of Shareholders, to be held beginning at 3:00 p.m. on Thursday, April 17, 1997, at Bandana Square, 1021 Bandana Boulevard East, St. Paul, Minnesota.

In addition to the items of business set forth in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, we will report on the current activities of the Company and there will be an opportunity to discuss matters of interest to you as a shareholder.

We sincerely hope you will be able to attend our Annual Meeting. However, whether or not you plan to attend, please sign and return the enclosed proxy card to assure that your shares are properly represented at the Annual Meeting.

We look forward to seeing you at the Annual Meeting.

Sincerely,
H.B. FULLER COMPANY

ANTHONY L. ANDERSEN
Chair-Board of Directors

March 6, 1997

RATIFICATION OF APPOINTMENT OF AUDITORS

The Board of Directors has appointed Price Waterhouse, independent certified public accountants, to be the Company's auditors for the fiscal year ending November 29, 1997. Price Waterhouse served as the Company's auditors for the fiscal year ended November 30, 1996. Approximately $773,000 in auditing fees during fiscal 1996 were paid to Price Waterhouse. If the Board of Directors' appointment of auditors is not approved by the shareholders, the Board of Directors intends to reconsider that appointment. A representative of Price Waterhouse is expected to be present at the meeting with the opportunity to make a statement if he or she desires to do so and to be available to respond to appropriate questions. Proxies will be voted in favor of ratification of the appointment of the auditors unless otherwise specified.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* RATIFICATION OF THE APPOINTMENT OF PRICE WATERHOUSE

STOCKHOLDER PROPOSAL

The Domini Social Equity Fund has stated its intention to submit the following proposal at the Annual Meeting of Stockholders. The Company will promptly furnish the address and the number of shares held by the proponent to each person requesting such information orally or in writing.

The Board of Directors opposes the stockholder proposal. Proxies solicited by management will be voted AGAINST the stockholder proposal unless stockholders specify a contrary choice on their proxies. The affirmative vote of a majority of the combined voting power of the common stock and the Series A preferred stock represented and entitled to vote at the meeting is required to approve the stockholder proposal.

The Stockholder Proposal

"WHEREAS: H.B. Fuller has been acknowledged to be at the forefront among corporations in the U.S. which act in a socially responsible manner;

H.B. Fuller has been lauded in particular for its community involvement and endorsement of the CERES Principles, a ten-point code for corporate environmental performance and accountability;

We believe this strong reputation is undermined by Fuller's involvement in the tobacco industry. Our company sells adhesives which glue the filter to the cigarette and the paper together thus making the manufacture of cigarettes possible. Our Company profits from a product that endangers global health.

Our Company boasts in tobacco industry journals that "In the world of cigarettes, we speak many languages," and markets its product worldwide under the slogan, "However you say 'cigarette adhesives,' H.B. Fuller understands.

Scientists have raised concerns about the safety of certain additives claiming that some could produce cancer-causing agents when burned and inhaled. Our company says it is not aware of what happens when its adhesives are combusted thus exposing the company to potential litigation.

The net of liability related to tobacco manufactures is being extended to manufacturers of intermediate goods sold to the industry. For instance, Kimberly-Clark, although not a cigarette manufacturer, was sued by West Virginia for its participation in the tobacco chain. In response to shareholder concerns and because it felt that its involvement in tobacco was "not compatible" with the rest of its operations, Kimberly Clark spun off its tobacco-related entities;

Pfizer has made a decision not to sell its products (ranging from herbicides for tobacco plant to additives for cigarettes) to any tobacco-related entity;

BE IT RESOLVED: the shareholders request the Board of Directors to make available to requesting shareholders within six months of the annual meeting a report addressing the company's involvement in the tobacco industry. Withholding proprietary information this report shall include, but not be limited to:

1. our company's sales to the tobacco industry as a percent of total company sales;
2. the percent of the worldwide adhesives market for tobacco products which our company controls;
3. a review of the possible health risks involved when the company's cigarette adhesives are combusted;
4. a comprehensive study of the legal issues related to our Company's continued participation in producing essential elements for the manufacturing of cigarettes.

Supporting Statement

With plants in 41 countries, H.B. Fuller plays an important role in the worldwide tobacco industry. Until this time it has refused to make public the extent of its involvement in the tobacco industry nor address the potential risks involved. If you believe our company should address its participation in the tobacco chain including the potential health, legal and financial risks involved, please support this resolution by voting "YES."

The Response of the Board of Directors

On a continuing basis, the Company is faced with making decisions that balance differing and often conflicting values and objectives.

After thoughtfully and carefully considering the implications of the proponent's resolution, the Board of Directors believes that the preparation and public dissemination of a report containing the information requested by the proponent would not be appropriate. The Board of Directors believes that such a report would not be in the best interests of the Company and its constituencies—its customers, employees, stockholders and the communities in which it operates—and that the proposed resolution should not be adopted.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE *AGAINST* THE STOCKHOLDER PROPOSAL

November 8, 2001

Mr. Albert P.L. Stroucken, CEO
H.B.Fuller Co.
1200 Willow Lake Boulevard
St. Paul, MN 55110

Dear Mr. Stroucken:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds based on the Domini 400 Social Index, including the Domini Social Equity Fund. Our funds' portfolio holds more than 4,000 shares of common stock in H.B. Fuller Company.

As you are aware, we have been seeking to engage H.B. Fuller in dialogue for some time on the question of whether our company would consider discontinuing the sale of adhesives to the tobacco business. We continue to believe that this aspect of our company's business undermines H.B. Fuller's strong reputation as a socially responsible company and may expose the company to unnecessary legal and financial risks.

Through this letter we are notifying H.B. Fuller of our sponsorship of the enclosed resolution requesting the company to adopt a policy not to sell its adhesives to the tobacco industry until it can be proven that smoking is not detrimental to public health. We present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Proof of ownership by our custodian is forthcoming under separate cover. It is our intention to maintain ownership of the requisite number of shares through the date of the annual meeting.

We strongly believe that adoption of this resolution would be in the best long-term interests of our company and all of its stakeholders. Michael Crosby (address listed below) continues to serve as our representative for this resolution. As always, please direct any correspondence to Mr. Crosby, and please copy me on all communications.

Sincerely yours,

Adam Kanzer

Adam Kanzer
General Counsel

Encl.

cc: Rick Baker, Esq., H.B. Fuller Co.
Michael Crosby, Wisconsin and Minnesota CRI, 1015 N. 9th Street, Milwaukee, WI 53233
Diane Bratcher, Interfaith Center on Corporate Responsibility, 475 Riverside Dr., Rm. 550, New York, NY 10115

H.B. Fuller Company
World Headquarters

1200 Willow Lake Boulevard
St. Paul, Minnesota 55110-5132
Office: (651) 236-5900
FAX: (651) 236-5898

Correspondence to:
P.O. Box 64683
St. Paul, Minnesota 55164-0683

January 16, 2002

Securities and Exchange Commission
450 Fifth St NW
Washington, D.C. 20549

Delivery by FedEx and Fax:
202-942-9544

RE: Shareholder Proposal

Dear Sir or Madam:

By letter dated December 10, 2001, H.B. Fuller Company, a Minnesota corporation (the "Company") requested that a shareholder proposal from Domini Social Investments for inclusion in the Company's proxy materials for its Annual Meeting of Shareholders to be held April 18, 2002 be excluded pursuant to Rule 14a-8(i)(12).

Pursuant to a letter dated January 11, 2002, Domini Social Investments formally withdrew this shareholder proposal. A copy of their letter is attached. Based upon this withdrawal, the Company hereby withdraws its request to the Securities and Exchange Commission to exclude such proposal from the Company's proxy statement.

Should you have any questions concerning this matter, please contact Richard C. Baker, Vice President, General Counsel and Corporate Secretary or the undersigned.

Very truly yours,

Steven E. Suckow
Associate General Counsel

cc: Maryse Mills-Apenteng, Securities and Exchange Commission
Adam Kanzer, General Counsel of Domini Social Investments
Richard C. Baker

Domini
SOCIAL INVESTMENTS LLC

The Way You Invest Matters[SM]

January 11, 2002

Mr. Steven Suckow, Esq.
Associate General Counsel & Assistant Secretary
H.B.Fuller Co.
1200 Willow Lake Boulevard
St. Paul, MN 55110

Re: Domini Social Investments' Shareholder Proposal

Dear Mr. Suckow:

I am writing to provide formal confirmation of Father Michael Crosby's conversation with Rick Baker, notifying H.B. Fuller of our decision to withdraw our shareholder proposal.

As always, we encourage management to consider a dialogue with us about H.B. Fuller's continued involvement with the tobacco industry, which, we believe, presents very serious long-term risks to our company.

Sincerely yours,

Adam Kanzer
General Counsel

Encl.

cc: Securities & Exchange Commission
Rick Baker, Esq., H.B. Fuller Co.
Michael Crosby, Wisconsin and Minnesota CRI, 1015 N. 9th Street, Milwaukee, WI 53233
Diane Bratcher, Interfaith Center on Corporate Responsibility, 475 Riverside Dr., Rm. 550, New York, NY 10115

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